UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2017 (MM/DD/YY) AND ENDING March 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selalu Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Nutmeg Ridge
(No. and Street)

Ridgefield	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Anderson Schole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selalu Partners, LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

JENNEFER C FIGUEREO
Notary Public
Connecticut
My Commission Expires Mar 31, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELALU PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

SELALU PARTNERS, LLC

Table of Contents

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Selalu Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selalu Partners, LLC (the Company) as of March 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
May 28, 2018

SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS

Cash	$	27,500
Accounts receivable		41,862
Prepaid expenses		4,609
Total assets	$	73,971

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	36,760
MEMBER'S EQUITY		37,211
Total Liabilities and member's equity	$	73,971

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018

REVENUES:		
Commissions	$	266,255
Interest		45
Reimbursed Expenses		2,724
Total revenues		269,024
EXPENSES:		
Comissions		219,755
Regulatory fees		7,676
Communications		6,204
Other operating expenses		28,987
Total expenses		262,622
NET INCOME	$	6,402

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

MEMBER'S EQUITY, APRIL 1 (as previously reported)	$	26,049
Adjustment to reflect unaccrued commissions revenue and related commissions expense in prior year		4,760
MEMBER'S EQUITY, APRIL 1 (as adjusted)	$	30,809
Net Income		6,402
MEMBER'S EQUITY, MARCH 31	$	37,211

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

OPERATING ACTIVITIES:		
Net income	$	6,402
Adjustment to reflect unaccrued commissions revenue and related commissions expense in prior year		4,760
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in accounts receivable		(41,862)
Decrease in prepaid expenses		310
Increase in accounts payable and accrued expenses		34,209
Net cash provided by operating activities		3,819
NET INCREASE IN CASH		3,819
CASH AT BEGINNING OF YEAR		23,681
CASH AT END OF YEAR	$	27,500

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2018

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of hedge fund programs. As a limited liability company, the members' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. There was no depreciation expense for the year ended March 31, 2018.

Revenue

The Company recognizes revenue when performance obligations have been met pursuant to an agreement with clients. Commissions revenue is generally a percentage of the client's fees on accounts that are referred by the Company to the client. Revenue is generally earned monthly.

Accounts Receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was necessary as of March 31, 2018.

New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective April 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $25,904 at March 31, 2018, which exceeded required net capital of $5,000 by $20,904. The ratio of aggregate indebtedness to net capital at March 31, 2018 was 1.42 to 1.

NOTE 3 – RELATED PARTY TRANSACTION

For the year ended March 31, 2018 the Member received $69,604 in commissions, based on a percentage of revenue generated by the Member. Such amount is included in commissions expense on the accompanying Statement of Operations. As of March 31, 2018, the Company had commissions payable to the Member of $27,698 which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 4 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC740"). The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 5 - CONCENTRATION OF BUSINESS RISK

During the year ended March 31, 2018 two customers accounted for 99% of revenue. The Company expects to continue to conduct business with these clients during fiscal 2019.

NOTE 6 – SUBSEQUENT EVENTS

Events of the Company subsequent to March 31, 2018 have been evaluated through the date the financial statements were issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended March 31, 2018. No such events were identified.

SELALU PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2018

SELALU PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2018

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	37,211
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable, net of related commissions payable		6,698
Prepaid expenses		4,609
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	25,904
Haircuts on securities positions		-
NET CAPITAL	$	25,904
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		36,760
TOTAL AGGREGATE INDEBTEDNESS	$	36,760
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum dollar net capital requirement	$	5,000
Excess net capital		20,904
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		19,904
Percentage of aggregate indebtedness to net capital		141.91%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) amended FOCUS report as of March 31, 2018.

SCHEDULE II

SELALU PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2018

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SELALU PARTNERS, LLC

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS**

MARCH 31, 2018

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SELALU PARTNERS, LLC

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

MARCH 31, 2018

Selalu Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Selalu Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Selalu Partners, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

C

Marietta, Georgia
May 28, 2018

SELALU PARTNERS, LLC

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. The Firm claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) throughout the fiscal year April 1, 2017 to March 31, 2018.

2. The Firm met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year April 1, 2017 to March 31, 2018 without exception.

Signed: _____

Title: _____Managing Member_____

Date: _____5/26/18_____

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